CTI INDUSTRIES CORPORATION
22160 N. Pepper Road
Barrington, Illinois 60010
Tel: 847-382-1000/Fax: 847-382-1219

July 7, 2006

Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
File No. 0-23115

Dear Mr. Decker:

This letter is provided in response to your letter to CTI Industries Corporation (“Registrant”) dated June 19, 2006 including your comments related to Registrant’s filings on Form 10-K for the Fiscal Year ended December 31, 2005 and on Form 10-Q for the Fiscal Quarter ended March 31, 2006. In this response, we have included your comments with the response to each comment.

Form 10-K for the year ended December 31, 2005

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response: We will comply with the foregoing request in this response and in future filings.

Financial Condition, Liquidity and Capital Resources, page 32

2.
Since your tangible net worth at December 31, 2005 appears to be less than the minimum tangible net worth of $3,500,000 specified in the financial covenants of your Loan Agreement entered into on February 1, 2006, please tell us if you were in compliance with your financial covenants on the date of your audit opinion.

Response: Under our Loan Agreement dated February 1, 2006, which was filed as an Exhibit to our Report on Form 8-K dated February 6, 2006, Tangible Net Worth is defined in Sections 1.1 and 10.2 of the Loan Agreement and exclude from indebtedness all subordinated debt. Also, the first date on which we are required to meet the Tangible Net Worth requirement of $3,500,000 is June 30, 2006. Using the definition of Tangible Net Worth provided in our Loan Agreement, as of March 31, 2006, our Tangible Net Worth was $3,897,000. Accordingly, as of the date of our audit opinion, March 13, 2006, our Tangible Net Worth exceeded $3,500,000.

Contractual Obligations, page 35

3.
Please revise the table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing the transparency of cash flow, we believe these payments should be included in the table. Please also enclose any assumptions you made to derive these amounts.

Response: We will revise the table of contractual obligations in future filings to include estimated interest payments on our debt and will also include our assumptions made to derive the estimated interest payments. We have included as Schedule A to this letter a table of contractual obligations as of December 31, 2005 which includes estimated future interest payments and also states the assumptions applied in calculating the future interest payments.

Financial Statements

Consolidated Statement of Operations, page F-4

4.
You excluded gains of $122,499 in 2004 and $28,007 in 2003 on the sale of assets from income (loss) from operations. Please tell us how you determined that it was appropriate to exclude the gains from the sale of operating assets from your income from operations given the guidance of paragraph 45 of SFAS 144.

Response: These gains constituted deferred gains from the sale/leaseback of a building in a transaction with related parties (which is referred to in Item 11 below of your letter to us and in Note 15 to our Financial Statements included in our Report on Form 10-K for the year ended December 31, 2005). The amounts represent the pro rata portion of the total gain recognized in 2003 and 2004. We included these amounts in Other Income/Expense because of the nature of the transaction involving a transaction with related parties. We believe this presentation provided more transparency to the readers of our financial statements. In accordance with the guidance of paragraph 45 of SFAS 144, we do include gains from the sale of operating assets in income from operations and will continue to do so in the future.

Consolidated Statement of Cash Flows, page F-6

5.
You disclosed the effect of exchange rate changes on cash of $(239,797), $157,884 and $(227,966) in 2005, 2004 and 2003. Please tell us and quantify the reasons for these significant changes in cash due to foreign exchange rate changes. Please refer to paragraphs 25,101 and 146 of SFAS 95.

Response: We believe we prepare cash flow statements in accordance with SFAS 95. With respect to cash flows of foreign subsidiaries, we have prepared our cash flow statements by converting the cash flows of our foreign subsidiaries to U.S. Dollars and determining the exchange rate effect. We acknowledge that, on a consolidated basis, our cash balances appear minimal at the end of reporting periods. The primary reason for this is that we utilize any excess cash to pay down the balances under our existing credit facility to minimize interest expense. We do maintain significant cash balances at our UK subsidiary. This is consistent with the general levels of profitability at this subsidiary. In the past, we have retained the profits earned at this facility to minimize our tax exposure in the U.S. as any repatriation of these funds may be deemed a dividend. Over the period 2003 to 2005, there have been significant fluctuations in the exchange rates between the U.S. Dollar and the British Pound which has caused the exchange rate fluctuations presented in our cash flow statements.

6.	Please present trade payables in a separate line item from accrued and other liabilities in the operating activities section of your statements of cash flows. See paragraph 29 of SFAS 95.

Response: In future filings we will present trade payables in a separate item from accrued and other liabilities in the operating activities section of our statement of cash flows.

Note 1 - Summary of Significant Accounting Policies, page F-7

Property, Net of Accumulated Depreciation, page F-8

7.
Please disclose the circumstances under which you compute depreciation expense using the straight-line method and the declining-balance method for each major class of depreciable asset. Please refer to APB 12.

Response: Prior to 2003, we computed depreciation expense using both the straight-line method and the declining-balance method for certain assets. All assets as to which we previously utilized the declining-balance method have been fully depreciated and, had they been depreciated on a straight-line method, would have been fully depreciated prior to 2003. Accordingly, with respect to all assets as to which we have computed depreciation expense for the period 2003 to the present, we have utilized the straight-line method and will so state in future filings.

Note 6 - Debt, page F-12

8.
Please disclose if any waivers were obtained from your creditors to waive compliance with your financial covenants as well as any amendment to your financial covenants as of December 31, 2005. If you were not in compliance with all financial covenants, please disclose the specific debt covenants that you were not in compliance with, the duration of each waiver, and the amounts and forms of consideration that you paid, if any, to obtain the waivers. Please also disclose the following:

•	The terms of the ratios in your financial covenants
•	If your credit facility has any subjective acceleration clauses; and
•	Whether each of your various debt arrangements have cross default provisions.
Please also revise the financial condition, liquidity and capital resources disclosures within management’s discussion and analysis to include the disclosures requested above.

Response: We were in compliance with the financial covenants of our then outstanding Loan Agreement with Cole-Taylor Bank as of December 31, 2005 and, accordingly, we did not receive any waivers from creditors to waive compliance with such financial covenants as of December 31, 2005. The financial covenants in effect as of December 31, 2005 applicable to our loan agreement with Cole Taylor Bank were as follows:

•	The ratio of EBITDA to Fixed Charges was to be not less than .90 to 1.00; and,
•
The Tangible Net Worth of Registrant was to be not less than $1,000,000; Tangible Net Worth being defined as shareholders’ equity less the book value of intangible assets plus the amount of any Subordinated Debt.

On December 29, 2005, we did enter into an agreement to extend the term of then outstanding loans with Cole Taylor Bank to January 31, 2006 as we were still in negotiations with our new lender. In connection with that extension agreement, we paid a fee of $15,000 to Cole Taylor Bank. We disclosed this agreement and payment in a filing on Form 8-K dated December 30, 2005.

The credit facility then in effect with Cole Taylor Bank did have a default provision which could be deemed subjective and, if implemented, would have resulted in acceleration of the loan. Section 15(o) of the Loan Agreement provided that the following would constitute an event of default:

“(o) Any material adverse change in the Collateral, business, property, assets, prospects, operations or condition, financial or otherwise of any Obligor, as determined by Lender in its sole judgment or the occurrence of any event which, in Lender’s sole judgment, could have a Material Adverse Effect.”

Our Loan Agreement with Cole Taylor Bank provided that the following events would constitute an event of default: (i) the failure of Registrant to pay, when due, any of the obligations to the Bank, (ii) the failure of Registrant to perform any obligation under the Loan Agreement or any documents associated with the Loan Agreement (including the Promissory Notes for the loans provided under the Loan Agreement) and (iii) the failure of Registrant to perform any other agreement (including subordinated loans to Registrant) if such failure “might have a Material Adverse Effect” on Registrant.

We were not in default under our Loan Agreement with Cole Taylor Bank as of December 31, 2005 or thereafter and we received no communication from the Bank stating or asserting that we were in default for such periods.

Other debt obligations of Registrant in effect as of December 31, 2005 did not contain cross-default provisions.

Note 9 - Other Income/Expense, page F-15

9.
You recognized other income of $395,489 in 2004 and $428,125 in 2003. Please tell us why you classified the reversal of liabilities previously recognized as operating expenses in the other income/expense line, which is outside of income (loss) from operations. Please be sure to address in your response the appropriateness of your classification based on the materiality of other income in relation to the income (loss) from operations.

Response: Normally, we classify the reversal of liabilities previously recognized as operating expenses in income (loss) from operations and will continue to report such items in that manner in the future. We classified certain items, principally those relating to reversal of liabilities previously recognized, as other income during 2003 and 2004 for the following reasons: (i) substantially all such items related to liabilities of a foreign subsidiary which was no longer actively conducting business which and were being resolved out of the normal course of business, and are in that respect unusual, (ii) the items are generally non-recurring and (iii) the amounts of the items were significant in relation to our total income. Such reversal of liability items totaled $431,145 in 2003 and $367,721 in 2004. In both 2003 and 2004, we reported losses from operations. We believe that this presentation provided more transparency to the readers of our financial statements.

Note 13 - Goodwill and Intangible Assets, F-16

10.
You made references to the use of a valuation consulting firm to conduct an evaluation of goodwill in your Mexican subsidiary. Please disclose in the filing the name of the independent valuation consulting firm or remove your reference to the use of an expert.

Response: In future filings, we will include the name of any valuation consulting firm to which we make reference regarding the valuation of goodwill, or will remove any reference to the use of an expert.

Note 15 - Sale Leaseback of Building - Related Party, page F-18

11.
You disclosed that you fully recognized a deferred gain of $160,000 on the sale and leaseback of a building in which officers/shareholders had a controlling interest. Please tell us if you are still leasing the building given that the 10 year lease term did not expire until 2009. Since four years remain on the lease term, please cite for us authoritative accounting literature that permits you to fully recognize the deferred gain. Please also tell us the line item where you have recognized this gain in your statement of operations. Please also discuss and analyze the impact of the full recognition of this deferred gain in management’s discussion and analysis.

Response: We are not still leasing the referenced building. The lease was terminated in July, 2004 in connection with the sale of the building by the owners to an unrelated third party at that time. Accordingly, we recognized all deferred gain on the prior sale/leaseback of the building at that time. The amount of the deferred gain was recorded as Other Income. (See our Response to Item 4).

Note 18 - Geographic Data, page F-20

12.
You disclosed in your Business Overview that you develop, produce, market and sell two principal lines of products - novelty products and specialty and printed films and containers. You also disclosed that your operations consist of a business segment which designs, manufactures and distributes film products. As noted on page 16, all of your film products and pouches are produced in Barrington, Illinois and all of your latex balloon products are produced in Guadalajara, Mexico. Please tell us what you consider to be your operating segments and why. Please disclose the factors used to identify your reportable segments and the types of products and services from which each reportable segment derives its revenues in accordance with paragraph 26 of SFAS 131. Please also tell us how you met the aggregation criteria in paragraph 17 of SFAS 131 to include each operating segment in the reportable segment you did.

Response: At its production facility in Barrington, Illinois, Registrant produces film products, pouches incorporating film products and metalized balloons incorporating film products. We also warehouse, sell and market these products and latex balloon products from this facility. We believe that all of this activity is in a single segment, for the following reasons: (i) the products made at the Barrington facility are all made utilizing predominantly the same facilities, equipment and personnel, (ii) the products themselves and methods of production are highly similar for all of these products, (iii) we do not identify separate segments for management or operating purposes, (iv) we do not have separate managers for these products; there is common management for all of them, (v) we do not generate financial information or results separately for these products, (vi) our President who is in charge of operations is not provided with, and does not review, separate operating results for each product, or any groups of products and (vii) we do not presently maintain or have available discrete financial information with respect to the products or any groups of products, other than sales by product which we do maintain and report. For the foregoing reasons, and for the reasons of our limited size and resources, and the burden of creating segment information which is not presently maintained, we believe that the activities in the Barrington, Illinois facility, and all products produced, warehoused and sold from that facility, are properly identified as a single segment.

We do maintain a separate production facility in Guadalajara, Mexico at which we produce latex balloons and, more recently, some metalized balloons, and sell both metalized and latex balloons. We do maintain a manager for this facility and do generate internal financial reports for the facility. We also maintain a manager for our warehouse and sales facility in the United Kingdom, where we warehouse and sell metalized and latex balloons, and we do generate internal financial statements for this operation. We believe that it is appropriate to aggregate the results of the Mexico and UK operations with the operations of our single operating segment in the United States for the following reasons:

•	The products and services provided by the UK and Mexico operations are identical, at least in part, to the products sold by the United States unit.
•	The production processes are the same or similar.
•	The type or class of customer is very similar to those of the United States unit.
•	Methods used to distribute the products and services are also virtually identical to those used by the United States unit for the same products.

Note 19 - Litigation, page F-21

13.	Revise your disclosure to clarify whether you believe that the resolution of the pending and threatened legal proceedings will have a material adverse effect on cash flows.

Response: We will revise our disclosure in future filings regarding pending and threatened legal proceedings to clarify that, unless otherwise specifically stated with respect to a specific item, we do not believe such proceedings will have a material adverse effect on cash flows.

Form 10-Q for the quarter ended March 31, 2006

Financial Condition, Liquidity and Capital Resources, page 7
Note 8 - Bank Loan, page F-8

14.
Since your tangible net worth and EBITDA as of March 31, 2006 appear to be less than the minimum tangible net worth and the minimum cumulative 2006 EBITDA specified in the financial covenants, please disclose if you are presently in compliance with your financial covenants.

Response: Under the terms of the financial covenants included in our Loan Agreement entered into in February, 2006, we are not required to meet the terms of the financial covenants until June 30, 2006. We expect to be in compliance with all financial covenants of the Loan Agreement as of June 30, 2006. As previously stated, under the Loan Agreement formula for the tangible net worth covenant, our tangible net worth did exceed the required level of $3,500,000 as of March 31, 2006. Based on results through March 31, 2006 and our anticipated results for the quarter and six months ended June 30, 2006, we expect that we will be in compliance with that covenant, and the other loan financial covenants, as of June 30, 2006.

In accordance with the request included in your letter, we wish to state and confirm our understanding that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Stephen M. Merrick
Executive Vice President and
Chief Financial Officer

SCHEDULE A

	Future
	Principal	Projected	Operating	Other
	Payments	Interest	Leases	Liabilities	Licenses	Total
2006	3,567,144	1,100,234	414,876	-	76,664	5,158,918
2007	811,992	1,123,306	345,643	850,000	76,664	3,207,605
2008	811,992	1,056,317	51,700	794,339	76,664	2,791,012
2009	896,454	989,327	51,700	-	-	1,937,481
2010	811,992	922,338	51,700	-	-	1,786,030
Thereafter	10,384,052	119,634	465,300	-	-	10,968,986
Total	17,283,626	5,311,155	1,380,919	1,644,339	229,992	25,850,031

Assumptions:
1. Interest on fixed rate instruments estimated based on fixed rate and estimated balances.
2. Interest on variable rate instruments estimated based on rate in effect on December 31, 2005
3. Principal balances are estimated based on assumption that all scheduled payments are made when due.